June 11, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Attn:	Ernest Greene, Staff Accountant Anne McConnell, Staff Accountant Thomas Jones, Staff Attorney Sherry Haywood, Staff Attorney

Re:	Landcadia Holdings III, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed May 19, 2021 File No. 333-252693

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced second amended registration statement on Form S-4 filed on May 19, 2021 (the “Second Amended Registration Statement”), contained in the Staff’s letter dated June 8, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its third amended Registration Statement on Form S-4 (the “Third Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed May 19, 2021

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 45

1.	You indicate that the summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 is presented and gives pro forma effect to the Business Combination and related transactions as if they occurred on December 31, 2020. Given that pro forma balance sheet data is not included in the summary and you have provided an updated unaudited pro forma condensed combined balance sheet as of March 31, 2021, please remove or revise your disclosure to correct this inconsistency.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the disclosure on page 45 of the Third Amended Registration Statement to remove the references to the pro forma unaudited balance sheet data to correct the inconsistency.

United States Securities and Exchange Commission

June 11, 2021

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 138

2.	Please revise adjustment (D) in note 2, and all related totals and subtotals in the pro forma balance sheet, to properly present the amount of new debt to be issued in thousands of dollars consistent with all other amounts presented in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised adjustment (D) in note 2 and all related totals and subtotals on page 144 of the Third Amended Registration Statement.

3.	In regard to the transaction costs disclosed in adjustment (E) in note 2, please reflect the transactions costs related Landcadia and any transaction costs related to HMAN that are not offering costs or debt issuance costs in the pro forma income statement.

Response: In response to the Staff’s comment, the Company, in consultation with Hillman and with reference to the guidance at ASC 340-10-S99-1 (SAB Topic 5.A), notes that all costs included in adjustment (E) were incurred by Hillman and are by their nature either 1) debt issuance costs or 2) specific incremental costs directly attributable to the reverse recapitalization. Thus, they are properly deferred and charged against the gross proceeds of the offering related to the HMAN offering and debt issuance costs. SPAC incurred costs were not material, and therefore no adjustment was made.

4.	In regard to adjustments (AA) in note 3 and (II) in note 4, please clarify how you determined the interest expense adjustments for each period presented. It is not clear to us how you determined that the interest expense adjustments associated with the paydown of Hillman's existing debt are the same amount for the quarter ended March 31, 2021 and the year ended December 31, 2020. Please clarify or revise.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has updated adjustment (II) in note 4 on page 146 of the Third Amended Registration Statement to properly reflect the removal of the interest expense associated with the paydown of Hillman’s existing debt for the year ended December 31, 2020.

United States Securities and Exchange Commission

June 11, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations of Hillman, page 174

5.	Given that Hillman has and is required to present historical financial statements for the three years ended December 31, 2020, it is not clear to us why you removed all disclosures related to their comparative results for the years ended December 31, 2019 and 2018. Please advise or revise.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the historical financial statements of the Third Amended Registration Statement to include the three years ended December 26, 2020 and the disclosures related to their comparative results for the years ended December 28, 2019 and December 29, 2018.

HMAN Group Holdings - Consolidated Financial Statements

15. Subsequent Events:, page F-106

6.	Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the disclosure to include the specific date through which subsequent events have been evaluated, May 18, 2021, which is the date these financial statements were issued.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:      Steven L. Scheinthal, Landcadia Holdings III, Inc.

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